UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
Amendment No. 1 to Form 15 on FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-24990

WESTAFF, INC.
(Exact name of registrant as specified in its charter)

3820 STATE STREET, SANTA BARBARA, CA 93105
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: One

Explanatory Note: The purpose of this Amendment No. 1 on Form 15/A is to withdraw the previous filing of a Form 15 filed on March 20, 2009, with respect to the securities listed above.

Pursuant to the requirements of the Securities Exchange Act of 1934 WESTAFF, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 1, 2009	By:	/s/ D. Stephen Sorensen
			Name:	D. Stephen Sorensen
			Title:	Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.